FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG Notification of Syngenta’s Ordinary General Meeting 2004

Filed herewith is a notification of Syngenta’s Ordinary General Meeting 2004. The full text of the notification follows:

# # #

Syngenta International AG
P.O.Box
CH-4002 Basel
Switzerland
Tel.: +41 61 323 11 11
Fax: +41 61 323 12 12
www.syngenta.com

Notification of SYNGENTA AGs Ordinary General Meeting

In compliance with the Listing Rules of the SWX Swiss Exchange this notice was submitted to the SWX Swiss Exchange.

The next Ordinary General Meeting of Syngenta AG will take place on:

Date:	Tuesday, April 27, 2004
Location:	St. Jakobshalle, 4052 Basel
Beginning:	10.30 a.m. CET

Syngenta AG
Basel, Switzerland January 7, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: January 7, 2004	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Corporate Counsel